

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Mr. Zhuangyi Wang
Chief Executive Officer
QKL Stores, Inc.
c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154

> **Re: QKL Stores, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2010**
> **File No. 333-167087**

Dear Mr. Wang:

We have reviewed your response letter and amendment to your Form S-1 filed July 23, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated June 22, 2010. However, it still appears that this transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering that must be made at a fixed price. We note the following:

    - You are registering 20,051,094 shares and 10,635,142 shares outstanding are held by non-affiliates,
    - Of the 20,051,094 shares you seek to register for resale, 12,903,928 are held by Vision Opportunity China LP, 3,909,933 are held by Guerrilla Partners and its affiliate, and 1,171,529 are held by Straus Partners and its affiliate (collectively, the "Significant Stockholders"),
    - While Vision Opportunity China LP and Guerilla are subject to a 4.99% ownership cap, you disclose in the footnotes to your selling stockholder table that the caps are waivable, and

- This registration statement serves as a post-effective amendment to registration statement no. 333-150800, and the majority of the shares registered for resale by selling shareholders under that registration statement remain unsold.

If you wish to continue with the registration of these shares, please reduce the amount of shares being registered by the Significant Stockholders or file a separate registration statement identifying the Significant Stockholders as underwriters and include a fixed price at which the securities will be sold. You may be able to register additional shares for resale at a later date after the Significant Stockholders have sold all of the shares covered by this registration statement.

Prospectus Summary, page 1

Shares Issued to the Selling Shareholders, page 3

2. We note your response to comment 3 in our letter dated June 22, 2010. Please briefly describe how the placement agent's designees acquired their shares under "Placement Agent Warrants." Reconcile the amounts you reflect under "Mass Harmony Consulting Agreement" with the amounts being offered for resale by the consultants in the Selling Stockholder table on page 26. Also briefly describe how the other selling stockholders reflected in the selling stockholder table under "Stockholders who Acquired their shares prior to Reverse Merger and Private Placement" acquired their shares.

Reverse Merger and Private Placement Transaction, page 3

3. Your disclosure in the sixth paragraph on page 3 is inconsistent with your response to comment 4 in our letter dated June 22, 2010 and the Securities Purchase Agreement filed as Exhibit 10.2 to your Form 8-K filed April 3, 2008. The sixth paragraph on page 3 states that each unit issued in the Private Placement consisted of one share of Series A Preferred Stock, one Series A Warrant and one Series B Warrant. In contrast, your response and the Securities Purchase Agreement indicate that each unit sold in the Private Placement consisted of one share of Series A Preferred Stock and a 0.625 interest in a Series A Warrant and 0.625 interest in a Series B Warrant. Please revise.

4. Please briefly describe the additional deadlines you are required to meet in order to avoid liquidated damages. Also briefly describe the warrant amendments and waiver you describe in your response to comment 1 in our letter dated June 22, 2010.

Selling Shareholders, page 24

5. We note your response to comments 7 and 8 in our letter dated June 22, 2010. In the second paragraph, please clarify that John Kuhns and Mary Fellows received the shares they are offering for resale as compensation. Unless Roth Capital Partners received the shares it is offering as compensation, state in this paragraph and under Plan of

Distribution that it is an underwriter with respect to the shares it is offering. Alternatively, state in this paragraph that it received its shares as compensation.

6. We reissue comment 6 in our letter dated June 22, 2010. Please briefly describe how each selling shareholder acquired its shares. We note that you revised your table on page 26 to specify those selling shareholders that acquired their shares prior to the Reverse Merger and Private Placement, but for several of these shareholders you provide no further information regarding how each acquired its shares.

7. Please do not use small type for the table, which is difficult to read. Refer to Rule 420(a) of Regulation C.

8. Please insert a row at the end of the table totaling the number of shares underlying each of the securities to be sold in the offering and the maximum number of shares underlying all securities to be sold in the offering, and reconcile these amounts with the applicable amounts reflected on the registration statement cover page, prospectus cover page and throughout the filing.

9. We note your response to comment 10 in our letter dated June 22, 2010; however, the amounts reflected in footnote (16) for Yang Miao and Fang Chen do not reconcile to the amounts reflected in the table. Please revise your disclosure to state whether shares were sold in the prior offering on registration statement file no. 333-150800. Please also revise footnote (16) to describe the transaction(s) that resulted in the shares issued to Mass Harmony Asset Management being transferred to each of its three principals.

Item 16. Exhibits and Financial Statement Schedules, page II-3

10. Your exhibit index on page II-3 indicates that Exhibits 4.5 and 4.6, amendments to your Series A and B Warrant agreements, are included with your filing, but neither appears to be included with this amendment number 1 nor with your initial filing. We also note that neither amendment was included with your registration statement on Form S-1 file no. 333-150800 which went effective on August 11, 2009, which is significantly after the date of exhibits, March 24, 2009. Please file these exhibits with your next amendment.

Item 17. Undertakings

11. Please provide the undertaking set forth at Item 512(a)(5)(ii) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Via Fax (212) 407-4990